UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04009092

February 23, 2004

Scott R. Haber
Latham & Watkins
505 Montgomery Street
Suite 1900
San Francisco, CA 94111-2562

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2004

Re: Safeway Inc.

Dear Mr. Haber:

This is in regard to your letter dated January 28, 2004 concerning the shareholder proposal submitted by New York City Retirement System. for inclusion in Safeway's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Safeway therefore withdraws its January 20, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 1007-2341

86144

LATHAM&WATKINS LLP

505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

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Washington, D.C.

January 20, 2004

File No. 014029-0345

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Safeway Inc.: Omission of NYCERS Stockholder Proposal Regarding Shareholder Proposals

Ladies and Gentlemen:

We are writing on behalf of our client, Safeway Inc. ("Safeway") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement (the "Proposal") from Safeway's proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). The Proposal was submitted by the New York City Employees' Retirement System (the "Proponent") in a letter to Safeway, dated November 26, 2003. The Proposal requests Safeway's board of directors ("Board") to adopt a policy establishing an engagement process with proponents of shareholder proposals that were supported by a majority of votes cast at an annual meeting. We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2004 Proxy Materials. Safeway believes that the Proposal may be properly omitted from the 2004 Proxy Materials under Rules 14a-8(i)(10) and 14a-8(i)(3).

In accordance with Rule 14a-8(j), we have enclosed (a) an original and five copies of this letter setting forth Safeway's reasons for omitting the Proposal, (b) six copies of the proponent's November 26, 2003 letter (the "Proponent's Letter") which includes the Proposal (attached as Exhibit A). By a copy of this letter, we notify the proponent on behalf of Safeway of its intention to omit the Proposal from the 2004 Proxy Materials.

A. The Proposal Has Been Substantially Implemented.

Safeway may exclude the Proposal under Rule 14a-8(i)(10) because Safeway has already substantially implemented the Proposal. Safeway has practices and procedures in place to address majority-approved shareholder proposals, which include engaging a proponent where the Board deems it useful or productive. Safeway is also in the process of amending its Nominating & Corporate Governance Committee Charter to review and evaluate majority-approved shareholder proposals and make recommendations to the Board with respect to such proposals, which may include engaging a shareholder proponent in discussions. Therefore, the Proposal is moot.

In Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release"), the Staff provided that a proposal may be excluded under Rule 14a-8(i)(10) in circumstances where the proposal has been "substantially implemented by the issuer." The 1983 Release further provides that a proposal need not be "fully effected" to be excluded under rule 14a-8(i)(10). In addition, the Staff has taken a position that "a determination that [a company] has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 28, 1991) (permitting exclusion under Rule 14a-8(c)(10) of a proposal recommending adoption of the Valdez Principles, where the company had already implemented environmental policies, practices and procedures and provided a summary regarding the same); *Cisco Systems, Inc.* (avail. Aug. 11, 2003) (permitting exclusion under Rule 14a-8(i)(10) of a proposal recommending implementation of a performance-based senior executive officers compensation plan aligning executive pay with shareholders long-term interests, where the company had already established a performance-based plan for executives and employees).

Contrary to the Proponent's assertions in the Proponent's Letter and the Proposal, Safeway's Board has practices and procedures in place for reviewing and considering the implementation of shareholder proposals that have been approved by the majority of votes cast at an annual meeting. Currently, the Board receives a summary of the shareholder proposals that received a majority of votes, and the Board discusses what actions to take regarding such proposals. Such practices and procedures include engagement with shareholder proponents of such proposals where the Board determines that communications with shareholder proponents would be useful or productive to its decision-making process or otherwise. On many occasions, a representative of Safeway has contacted the shareholder proponent by telephone and/or written correspondence.

In addition, Safeway anticipates that the Nominating & Corporate Governance Committee Charter will be amended prior to the 2004 Annual Meeting to provide that the Board's Nominating & Corporate Governance Committee (the "Committee") will review and evaluate each shareholder proposal that is approved by a majority of votes cast at an annual meeting and make a recommendation to the Board on how to proceed with respect to such proposal. Safeway further anticipates that the Board will adopt a policy whereby after receiving the Committee's recommendation, the Board will determine whether to implement the proposal, engage the shareholder proponent in discussions and/or consider the proposal in more detail before making a determination.

Safeway has communicated to the Proponent in telephone conversations and by correspondence its current practices and procedures as well as its intention to adopt additional practices and procedures and to revise the Committee's charter as described above. Letters to that effect from Safeway to the Proponent, dated January 8 and January 16, 2004, are attached hereto as Exhibit B. The Proposal seeks essentially the same action that Safeway has taken and has committed to take. Assuming that Safeway takes these actions prior to the 2004 Annual Meeting, and based on the practices and procedures Safeway currently has in place, Safeway will have substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10). Because the Proponent's Proposal will be substantially implemented, Safeway has requested the Proponent to voluntarily withdraw the Proposal, which the Proponent has refused to do. Therefore, based on the foregoing, Safeway's exclusion of the Proposal under Rule 14a-8(i)(10) as substantially implemented is consistent with the Staff's position regarding exclusion of substantially implemented proposals of other companies.

B. The Supporting Statement is False and Misleading under Rule 14a-8(i)(3) and Contains False and Misleading Statements in Violation of Rule 14a-9, which Safeway May Exclude under Rule 14a-8(i)(3).

In the event that the Staff does not agree that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), the Proposal may be excluded under Rule 14a-8(i)(3) as it is false and misleading.

As stated in the Proposal, the Proponent's motivation for submitting the Proposal requesting the establishment of an engagement policy with shareholder proponents is based on Safeway's purported failure to adopt two shareholder proposals approved at last year's annual meeting: one to declassify the Board and another to submit a shareholder rights plan (poison pill) to shareholder approval.

In its letter submitting the Proposal, the Proponent stated:

> In 2002 and 2003, the Board of Directors failed to carry out the will of the shareholders, as expressed in majority votes that were cast in support of two shareholder proposals. In 2002, the shareholder proposal which asked that the shareholder rights plan (poison pill) be put to a vote of the shareholders was supported by 71.7% of the votes cast. And in 2003, the proposal which sought the repeal of the classified structure of the board was supported by 61.0% of the votes cast.

The Proposal itself states that the basis for concluding that the Board does not have a process in place for considering majority-approved shareholder proposals and is not carrying out the will of Safeway's shareholders is that Safeway has not taken the actions sought by two corporate governance proposals approved last year.

In fact, on January 7, 2004, Safeway announced that the Board had approved the declassification of the Board and that it would be submitting a management proposal in its 2004 Proxy Materials seeking shareholder approval of an amendment to Safeway's charter and bylaws to effectuate the declassification. Additionally, Safeway does not even have a shareholders rights plan (poison pill) and therefore it is false and misleading for the Proposal to state that the Board "has not implemented shareholder proposals that sought shareholder approval of the company's shareholder rights plan (poison pill)." Reading this proposal, any shareholder could conclude that Safeway has failed to act on previously adopted shareholder proposals because it has not asked shareholders to approve a poison pill that does not exist! Thus, the entire Proposal is false and misleading and should be excluded in its entirety under Rule 14a-8(i)(3).

Alternatively, Safeway believes the last two "Whereas" clauses included in the Proposal are false and misleading because one of the referenced shareholder proposals was acted upon by the Board and the other is not applicable to Safeway. Therefore, these two "Whereas" clauses should be deleted under Rules 14a-8(i)(3) and 14a-9. Furthermore, because the Board has acted on the two shareholder proposals referenced in the Proposal and its supporting statement, Safeway believes the entire Proposal may also be excluded under Rule 14a-8(i)(10) as substantially implemented.

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2004 Proxy Materials under Rules 14a-8(i)(10) and 14a-8(i)(3). In addition, if Safeway may not exclude the Proposal on these grounds, Safeway believes it may omit the two "Whereas" clauses and the last paragraph, including the last two bullet points, referenced above as false and misleading under Rule 14a-8(i)(3) and Rule 14a-9, and if such paragraphs are not amended or deleted, that it may omit the entire Proposal. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2004 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

Please be advised that Safeway intends to send its definitive proxy materials to the printer in mid-March 2004. If you have any questions or need any further information, please call the undersigned at (415) 391-0600 or John Huber at (202) 637-2242.

Very truly yours,

Scott Haber

Scott R. Haber
of LATHAM & WATKINS LLP

Enclosures

cc: Kenneth B. Sylvester
Linda Sayler, Esq.
John Huber, Esq.

SF\448242.7

EXHIBIT A

PROPOSAL

→ Linda

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

November 26, 2003

Mr. Robert A. Gordon
Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Mr. Gordon:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System (NYCERS). The NYCERS' board of trustees has authorized the Comptroller to inform you of its intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Safeway Inc.

In 2002 and 2003, the Board of Directors failed to carry out the will of the shareholders, as expressed in majority votes that were cast in support of two shareholder proposals. In 2002, the shareholder proposal which asked that the shareholder rights plan (poison pill) be put to a vote of the shareholders was supported by 71.7% of the votes cast. And in 2003, the proposal which sought the repeal of the classified structure of the board was supported by 61.0% of the votes cast.

The U.S. equity markets have declined precipitously, in part, from the failure of corporate governance and the absence of board accountability to shareholders. Recognizing the urgent need to restore public trust and confidence in the stock markets, the United States Congress, the Securities and Exchange Commission, the New York Stock Exchange, and the NASDAQ have taken steps to reform corporate governance, including measures to bolster director accountability to shareholders.

NYCERS believes that a company's governance structure works best when directors act in accordance with their fiduciary obligations to shareowners. As elected representatives of the shareholders, corporate boards should affirmatively advance the will of shareowners, as expressed in their majority votes.

Mr. Robert A. Gordon
November 26, 2003

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

A letter from Citibank, certifying NYCERS' ownership of shares of Safeway Inc. common stock, is enclosed. NYCERS intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, NYCERS will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

Majority Votes Protocol

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors — the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite the proposals being supported by increasingly large majorities of the totals of shareholder votes cast for and against the proposals;

WHEREAS, the Board of Directors of our company has not implemented shareholder proposals that sought shareholder approval of the company's shareholder rights plan (poison pill), and the repeal of the classified board, despite shareholder support for the proposals by majority votes in 2002 and 2003, respectively;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

In adopting such a policy, the Board of Directors should consider including the following steps:

- Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled board meeting.
- Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders.

citigroup

November 21, 2003

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

722,309 shares of **SAFEWAY, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Citibank, N.A. 111 Wall Street New York, NY 10043

EXHIBIT B

SAFEWAY LETTERS

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 8, 2004

BY FAX (212-669-4072)

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

Re: NYCERS Stockholder Proposal

Dear Mr. Sylvester:

This is to follow up our telephone conversations of today and December 9, 2003 regarding the proposal submitted on behalf of the New York City Employees' Retirement System (NYCERS) for inclusion in Safeway's 2004 proxy materials. The proposal relates to the Company's actions in connection with two specific shareholder proposals that received majority votes at previous annual meetings. The first proposal that received a majority vote sought shareholder approval of the company's shareholder rights plan (poison pill). As we informed you, Safeway does not have a poison pill. The second specific proposal requests the repeal of Safeway's classified board. For your information, I enclose a copy of a press release dated January 7, 2004 announcing the Safeway Board's unanimous vote to declassify its Board of Directors. As noted in the release, a proposal will be presented to the shareholders at the Safeway 2004 annual meeting to adopt a charter amendment eliminating the Board's classified structure. In light of the above information and Board action, we are requesting that NYCERS voluntarily withdraw its proposal.

By countersigning this letter and returning a copy to the undersigned, NYCERS hereby voluntarily withdraws its proposal dated November 26, 2003 from consideration at the Safeway 2004 annual meeting.

As you and I further discussed, I will communicate to Safeway's Board of Directors your suggestion that the Company disclose publicly its process for considering shareholder proposals that receive majority votes.

Very truly yours,

Linda C. Sayler

Linda C. Sayler
Senior Corporate Counsel

Countersignature:

NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM (NYCERS)

By: ______________________ Date: ______________
Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

cc: Scott Haber, Esq.

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-5229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 16, 2004

BY FAX (212-669-4072)

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

Re: NYCERS Stockholder Proposal

Dear Mr. Sylvester:

Per our discussion this morning and in furtherance of Safeway's request that NYCERS voluntarily withdrawal its shareholder proposal from inclusion in Safeway 2004 proxy materials, this will confirm that Safeway anticipates amending its Nominating & Corporate Governance Committee Charter to provide that the Nominating & Corporate Governance Committee will review and evaluate each shareholder proposal that receives a majority vote at an annual meeting. After review, the Committee will make a recommendation to the Board of Directors as to how to proceed with respect to the proposal. The Board will then review the recommendation of the Committee, make a determination as to whether it will implement the proposal as presented, discuss the proposal with the shareholder proponent and/or consider the proposal more in depth prior to making a determination.

In light of the above information and my letter dated January 8, 2004, we are requesting that NYCERS voluntarily withdraw its proposal.

By countersigning this letter and returning a copy to the undersigned, NYCERS hereby voluntarily withdraws its proposal dated November 26, 2003 from consideration at the Safeway 2004 annual meeting.

Very truly yours,

Linda C. Sayler
Senior Corporate Counsel

Countersignature:

NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM (NYCERS)

By: ______________________________ Date: ______________
Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

cc: Scott Haber, Esq.
Bob Gordon

Safeway Inc. Will Declassify Board of Directors

Contact: Julie Hong 925-467-3832

PLEASANTON, CA – January 7, 2004 – Safeway Inc. announced today that its Board of Directors voted unanimously to declassify the Company's Board of Directors. As a result of this action, a charter amendment to eliminate the Board's classified structure will be put to a shareholder vote at the 2004 annual meeting. If approved by shareholders, all directors would stand for election or re-election each year beginning at the Company's 2005 annual meeting.

A proposal to declassify the Board received a non-binding majority vote at the Company's 2003 annual meeting. "The Board's action shows its commitment to enhanced director accountability, as well as responsiveness to the views of our shareholders," said Steve Burd, Chairman, President and CEO of Safeway Inc. "Both the board and management of Safeway are committed to adhering to the highest corporate governance standards."

Over the past year, the Board has adopted a comprehensive set of corporate governance initiatives focused on enhancing the Company's existing policies and procedures. These actions include:

- Adoption of director independence standards more stringent than the newly adopted New York Stock Exchange standards. Under these stricter standards, two-thirds of Safeway's Directors qualify as independent;
- Adoption of Corporate Governance Guidelines;
- Expansion of the duties of the Board's Nominating and Corporate Governance Committee to recommend, implement and oversee corporate governance matters;
- Amendment and adoption of committee charters for the audit, compensation and nominating/corporate governance committees of the Board;
- Establishment of a code of business conduct and ethics for senior executives, which supplements the already existing Code of Business Conduct applicable to all employees and directors;
- Institution of a pre-approval policy for audit and non-audit fees in compliance with the Sarbanes-Oxley Act and New York Stock Exchange rules;
- Formalization of the existing practice of regularly scheduled meetings of non-employee directors;
- Formalization of a whistleblower policy.

"The Board will continue to maintain its focus on enhancing shareholder value and acting in the best interests of all of the Company's shareholders," said Rebecca Stirn, Chairperson of the Board's Nominating and Corporate Governance Committee.

In addition, the Board's Compensation Committee has modified its practice under the Company's equity incentive plans. The Compensation Committee has decided to award smaller new hire and promotion grants in combination with annual grants to eligible employees based on merit. This change was made to better align the interests of management and shareholders and more effectively use equity compensation as an incentive and retention tool.

Details regarding the Company's corporate governance practices are available on its Web site at http://www.safeway.com/Investor_Relations.

Safeway Inc. is a Fortune 50 company and one of the largest food and drug retailers in North America based on sales. The company operates 1,702 stores in the United States and Canada and had annual sales from continuing operations of $32.4 billion in 2002. The company's common stock is traded on the New York Stock Exchange under the symbol SWY.

LATHAM & WATKINS LLP

505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

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January 28, 2004

File No. 014029-0345

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Safeway Inc.: Withdrawal of January 20, 2004 Request to Omit Shareholder Proposal Submitted by NYCERS

Ladies and Gentlemen:

On January 20, 2004 on behalf of our client, Safeway Inc. ("Safeway"), we submitted a request for a no-action letter in connection with a proposal submitted by the New York City Employees' Retirement System (the "Proponent"). The proposal requests Safeway's board of directors to adopt a policy establishing an engagement process with proponents of shareholder proposals that were supported by a majority of votes cast at an annual meeting (the "Proposal").

On January 21, 2004, Safeway received via facsimile a countersigned letter to Safeway's letter, dated January 16, 2004, from the Proponent voluntarily withdrawing the Proposal. A copy of the letter, in which the Proponent withdrew the Proposal by countersigning, is attached as Exhibit A. Accordingly, we respectfully withdraw our January 20, 2004 request for no-action relief related to the Proposal.

If you have any questions or need any further information, please call the undersigned at (415) 391-0600.

Very truly yours,

Scott R. Haber
of LATHAM & WATKINS LLP

SF\448770.1

LATHAM&WATKINS LLP

Enclosures

cc: Kenneth B. Sylvester
Linda Sayler, Esq.
John Huber, Esq.

EXHIBIT A

PROPOSAL WITHDRAWAL LETTER

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 16, 2004

BY FAX (212-669-4072)

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

Re: NYCERS Stockholder Proposal

Dear Mr. Sylvester:

Per our discussion this morning and in furtherance of Safeway's request that NYCERS voluntarily withdrawal its shareholder proposal from inclusion in Safeway 2004 proxy materials, this will confirm that Safeway anticipates amending its Nominating & Corporate Governance Committee Charter to provide that the Nominating & Corporate Governance Committee will review and evaluate each shareholder proposal that receives a majority vote at an annual meeting. After review, the Committee will make a recommendation to the Board of Directors as to how to proceed with respect to the proposal. The Board will then review the recommendation of the Committee, make a determination as to whether it will implement the proposal as presented, discuss the proposal with the shareholder proponent and/or consider the proposal more in depth prior to making a determination.

In light of the above information and my letter dated January 8. 2004, we are requesting that NYCERS voluntarily withdraw its proposal.

By countersigning this letter and returning a copy to the undersigned, NYCERS hereby voluntarily withdraws its proposal dated November 26, 2003 from consideration at the Safeway 2004 annual meeting.

Very truly yours,

Linda C. Sayler
Senior Corporate Counsel

Recycled Paper

Countersignature:

NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM (NYCERS)

By: Kenneth B. Sylvester　　　　Date: 1-21-04

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

cc: Scott Haber, Esq.
Bob Gordon